Exhbit 4.7

Management Services Agreement

This Management Services Agreement (this “Agreement”) is made and entered into effective as of April 6, 2003 by and between Nexus Telocation Systems Ltd. (“Nexus”) with offices at 1 Korazin Street, Givatayim, Israel and DBSI Investments Ltd. with its offices at 85 Medinat Hayehudim Street, Herzelia, Israel (“DBSI”).

Whereas,	Nexus desires to retain the management services of DBSI pursuant to the terms and conditions set forth in this Agreement, and DBSI agrees to provide such management services to Nexus on such terms and conditions;

Now, Therefore, in consideration of the covenants and conditions hereinafter set forth, the parties hereby agree as follows:

1.	Scope of Services

1.1.	During the term of this Agreement DBSI shall provide Nexus with management services with respect to Nexus’ business as shall be agreed upon between the parties from time to time (the “Management Services”).

1.2.	By rendering the Management Services hereunder, DBSI shall cooperate with Nexus and utilize a professional skill and diligence to provide the expertise required in connection with such services. DBSI shall dedicate as much time as will be necessary for the proper performance of the Management Services.

2.	Consideration

2.1.	In consideration of the performance of the Management Services hereunder Nexus shall pay to DBSI an aggregate annual management services fees in the amount of one hundred eighty thousand United States dollars (US$180,000) (the “Management Fees”), to be paid in equal quarterly installments of forty five thousand United States dollars (US$45,000). Each quarterly installment of the Management Fees shall be paid not later than the seventh (7th) day of each calendar quarter for Management Services rendered during the preceding calendar quarter.

2.2.	Nexus will reimburse DBSI for out-of-pocket business expenses borne by DBSI or any of its employees, directors or officers in connection with the provision of the Management Services against the submittal of the relevant invoices and receipts to Nexus.

2.3.	All payments under this Agreement shall be made against the issuance of a valid invoice furnished by DBSI to Nexus. Such payments shall also include Value Added Tax pursuant to applicable law.

3.	Proprietary Information

3.1.	DBSI agrees that any and all Proprietary Information (as defined below) of Nexus which may be provided to DBSI is, and shall be, the sole property of Nexus, and that DBSI will keep in confidence all such Proprietary Information, and not use or disclose any Proprietary Information to any third party without the written consent of Nexus, and that upon termination of this Agreement, DBSI will deliver to Nexus all documents and materials of any nature including or pertaining to any Proprietary Information.

3.2.	For purposes hereof, “Proprietary Information” means confidential and proprietary information concerning the business and financial activities of Nexus, including patents, patent applications, trademarks, copyrights and other intellectual property, and information relating to the same, technologies and products, know how, inventions, research and development activities, trade secrets, and also confidential commercial information such as information relating to customers, suppliers, marketing plans, etc. Proprietary Information shall also include information of the same nature which Nexus may obtain or receive from third parties. The term “Proprietary Information” shall not apply with respect to information that: (i) was known to DBSI prior to the engagement with Nexus; (ii) is or shall become part of the public knowledge except as a result of the breach of DBSI’s undertakings towards Nexus hereunder; (iii) reflects information and data generally known in the industries or trades in which Nexus operates; (iv) DBSI is compelled by court or government action pursuant to applicable law to disclose such information, provided, however, that DBSI gives Nexus prompt notice thereof so that Nexus may seek a protective order or other appropriate remedy.

4.	Term; Termination

This Agreement shall be deemed effective as of April 6, 2003 and shall continue for a three (3) year period thereafter (the “Initial Term”). Following the Initial Term, this Agreement shall be automatically renewed for additional terms each of twelve (12) months (each such term, the “Renewal Term”) unless either party gives the other party a notice of termination three months prior to the beginning of a Renewal Term.

5.	Independent Contractor

DBSI is an independent contractor and is not an agent or employee of, and has no authority to bind, Nexus by contract or otherwise. DBSI will perform the Management Services under the general direction of Nexus.

6.	Miscellaneous

6.1.	Entire Agreement. This Agreement constitutes the entire understanding and agreement between the parties hereto, supersedes any and all prior discussions, agreements and correspondence with regard to the subject matter hereof, and may not be amended, modified or supplemented in any respect, except by a subsequent written document executed by both parties hereto.

6.2.	No Waiver. No failure, delay of forbearance of either party in exercising any power or right hereunder shall in any way restrict or diminish such party’s rights and powers under this Agreement, or operate as a waiver of any breach or nonperformance by either party of any terms of conditions hereof.

6.3.	Severability. In the event it shall be determined under any applicable law that a certain provision set forth in this Agreement is invalid or unenforceable, such determination shall not affect the remaining provisions of this Agreement unless the business purpose of this Agreement is substantially frustrated thereby.

6.4.	Assignment. DBSI may freely assign this Agreement to a third party, provided, that the assignee has the experience’ know how, ability and expertise required for the provision of the Management Services under this Agreement.

6.5.	Notices. Any notices under this Agreement shall be sent by courier or certified mail, return receipt requested, postage or fees prepaid, to the address specified above or such other address as the party specifies in writing. Such notice will be effective one business day after delivery to the courier or mailing as specified.

6.6.	Governing Law; Jurisdiction. The laws of the State of Israel shall apply to this Agreement without giving effect to their rules regarding conflict of laws and the sole and exclusive place of jurisdiction in any matter arising out of or in connection with this Agreement shall be the competent court in Tel-Aviv, Israel.

In Witness Whereof the parties have executed this Agreement on the date first written above.

Nexus Telocation Systems Ltd. By: ______________ Name: ______________ Title: ______________	DBSI Investments Ltd. By: ______________ Name: ______________ Title: ______________